Don Felice

Special Counsel

T. 215-979-3884

F. 215-988-4320

dfelice@mccarter.com

McCarter & English, LLP

BNY Mellon Center

1735 Market Street - Suite 700

Philadelphia, PA 19103-7501

T. 215.979.3800

F. 215.979.3899

www.mccarter.com

BOSTON

HARTFORD

NEW YORK

NEWARK

PHILADELPHIA

STAMFORD

WASHINGTON, DC

WILMINGTON

February 19, 2014

Ms. Mary Cole

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)
File Nos.: 33-87762 and 811-08918
Post Effective Amendment No. 66

Dear Ms. Cole:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of January 16, 2014 with respect to Post Effective Amendment No. 66 to Registrant’s Registration Statement filed on December 10, 2013 related to the initial registration of shares of the Inflation Protected Securities Portfolio.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the parenthetical following “Management Fees” in the Annual Operating Expenses table be deleted.

Response: The disclosure will be revised as requested.

2.	You noted the Annual Operating Expenses table for the HC Advisors Shares prospectus includes a line for “Distribution and/or Service (12b-1) Fees and asked that Registrant specify whether such fees are for distribution or services.

Response: Registrant has adopted a “Marketing and Service Plan” (the “Plan”) for the HC Advisors Share Class which allows for an annual payment to the investment adviser (the “Adviser”) of up to 0.25% of assets. The Plan authorizes such fee to be paid in consideration for marketing services and/or shareholder servicing activities related to the share class. To date, however, Registrant’s Board of Trustees has not authorized the payment of any fees associated with the Plan, Registrant has not made any payments under the Plan with respect to any of its Portfolios and there is

February 19, 2014

no present intention to pay any such fees. The fee is included in the expense table as required by Form N-1A despite the fact that no payments are currently being made or contemplated. Should the decision be made at some point in the future to begin making payments under the Plan, however, they could be made in consideration for either marketing services or shareholder servicing activities or some combination thereof.

3.	You requested that Registrant note whether the “non-U.S. governments” referenced in the Principal Investment Strategies would include emerging markets nations as a principal strategy.

Response: The disclosure has been revised to allow for investments in emerging markets countries.

4.	In the Principal Investment Strategies disclosure, you asked that Registrant clarify whether inflation-indexed securities issued by non-U.S. governments would be expected to be indexed to the inflation rates existing in their countries or elsewhere.

Response: The disclosure has been revised to indicate that inflation-indexed securities issued by non-U.S. governments would be expected to be indexed to the inflation rates prevailing in those countries.

5.	In the Principal Investment Strategies disclosure stating that the Portfolio may invest in non-investment grade securities, you requested that Registrant note that such securities are sometimes known as “junk bonds.”

Response: The disclosure will be revised as requested.

6.	You inquired as to why there is no “Acquired Fund Fees and Expenses” line item in the expense table if investment in other investment companies is listed in the Principal Investment Strategies disclosure.

Response: Upon further consideration, the Adviser has determined that that the Portfolio will not invest in other investment companies as a principal strategy. Accordingly, the disclosure related to investments in other investment companies has been deleted from the Principal investment Strategies and Principal Risks disclosure.

7.	With respect to Portfolio Manager disclosure in the Summary section of the prospectus, you requested that Registrant note the month in which the managers’ service to the Portfolio commenced.

Response: The disclosure will be revised as requested.

February 19, 2014

8.	You requested that the last sentence under the heading “Tax Information” in the Summary section be deleted.

Response: The disclosure will be revised as requested.

9.	You requested that the second sentence in each paragraph under the heading “Purchasing and Selling Your Shares” in the Summary section be deleted.

Response: The disclosure will be revised as requested.

10.	You requested that the positions of the “Tax Information” and “Purchasing and Selling Your Shares” disclosures in the Summary section be reversed.

Response: The disclosure will be revised as requested.

11.	Based on your reading of Mellon Capital Management’s investment process, you asked whether the Portfolio’s Principal Investment Strategies should characterize the Portfolio as an “index fund.”

Response: Registrant believes that it would be inappropriate to characterize the Portfolio as an “index fund.” With respect to fixed income portfolios, unlike with equities, it is often not possible for a manager to purchase the exact securities that make up an index. Instead, managers purchase securities that have characteristics that are similar to the securities included in the index. While this approach is designed to capture, as closely as possible, the performance of the targeted index, it does not result in an investment Portfolio that would conform to what one would expect to see using an “indexing” approach as that term is commonly understood. Additionally, the Portfolio is authorized to operate as a “multi-manager” Portfolio. While there is only one sub-advisor serving the Portfolio at this time, one or more additional sub-advisors may be hired to manage portions of this Portfolio in the future. Such sub-advisors would manage their portions of the Portfolio in a manner which is consistent with the currently disclosed Principal Investment Strategies, but such advisory organizations may employ differing investment processes.

12.	You suggested reorganizing the “Investment Risks and Strategies” section of the prospectus to separate principal risks from non-principal risks.

Response: While the shares of this new Portfolio are initially being registered pursuant to these separate, single Portfolio, prospectuses, the next time an update

February 19, 2014

to Registrant’s regular multi-Portfolio prospectuses is filed, this Portfolio will be added to those prospectuses and Registrant will cease using these “stand-alone” prospectuses that relate only to this Portfolio. Accordingly, Registrant has tried to have these prospectuses conform to the style and organization of the regular multi-Portfolio prospectuses wherever possible in order to minimize the disruption that will occur when the prospectuses are integrated.

13.	With respect to Registrant’s fundamental investment restriction number 10, as set forth in the Statement of Additional information, you asked that Registrant clarify whether, while the industry concentration restriction contained therein does not apply to “securities issued by other investment companies,” Registrant will consider the underlying holding of such investment companies in calculating industry concentration.

Response: As noted above, the Adviser has determined that the Portfolio will not be investing in other investment companies as a principal strategy.

Very truly yours,

/s/ Don Felice

Don Felice